Exhibit 2(r)(ii)

Code of Ethics

The Code of Ethics (“COE”) provides the requirements for the conduct of the employees of 504 FA. The reputation of the firm is founded upon the personal and professional conduct of the firm’s access persons.

Access Person generally means any supervised person who has access to nonpublic information regarding any clients’ purchase or sale of securities, or the portfolio holdings of any reportable fund, is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic. Directors, officers, partners, home office employees, and investment adviser representatives are also Access Persons.

The firm and its access persons are held to the high standards of fiduciary responsibility. Access persons are required to place the needs and activities of the clients of the 504 FA ahead of their own. The COE becomes a professional code of conduct, outlining requirements related to personal investment activities, client confidentiality and a prohibition against insider trading.

Policy

504 Fund Advisors LLC, as a matter of policy and practice, and consistent with industry best practices and SEC requirements (SEC Rule 204A -1 under the Advisers Act and Rule 17j -1 under the Investment Company Act, which is applicable if the firm acts as investment adviser to a registered investment company), has adopted a written Code of Ethics covering all supervised persons. Our firm's Code of Ethics requires high standards of business conduct, compliance with federal securities laws, reporting and recordkeeping of personal securities transactions and holdings, reviews and sanctions.

Background

In July 2004, the SEC adopted an important rule (Rule 204A-1) similar to Rule 17j -1 under the Investment Company Act, requiring SEC advisers to adopt a code of ethics. The new rule was designed to prevent fraud by reinforcing fiduciary principles that govern the conduct of advisory firms and their personnel.

Among other things, the Code of Ethics rule requires the following:

▪	setting a high ethical standard of business conduct reflecting an adviser's fiduciary obligations;
▪	compliance with federal securities laws;
▪	access persons to periodically report personal securities transactions and holdings, with limited exceptions;
▪	prior approval for any IPO or private placement investments by access persons;
▪	reporting of violations;
▪	delivery and acknowledgement of the Code of Ethics by each supervised person;
▪	reviews and sanctions;
▪	recordkeeping; and

An investment adviser's Code of Ethics and related policies and procedures represent a strong internal control with supervisory reviews to detect and prevent possible insider trading, conflicts of interest and potential regulatory violations.

Responsibility

The Chief Compliance Officer has the primary responsibility for the preparation, distribution, administration, periodic reviews, monitoring our Code of Ethics, practices, disclosures, sanctions and recordkeeping.

Personal Investment Activities

Access persons are any individuals who may have knowledge of the investment activities of the clients of the firm. These individuals do not have to be employees or consultants. They may be employees or consultants of a parent company. Generally, any personnel who has electronic access to the investment activities, or who is involved in the investment or operational processes of the firm would be considered access persons. Accounts for spouses or minor children of the access persons are also subject to these policies and procedures, and will fall under the definition of access persons.

Covered Securities are all equity and fixed income securities of publicly traded companies, municipal securities, derivatives of any covered securities. Prior approval is not required for purchase or sales of mutual funds, unless the fund is advised by the firm or an affiliate entity. Access Persons are prohibited from engaging in personal securities transactions in securities that are held by the Fund.

Initial Public Offerings and Private Placements

The code of ethics must require that access persons obtain the adviser's approval before investing in an initial public offering ("IPO") or private placement. Most individuals rarely have the opportunity to invest in these types of securities; an access person's IPO or private placement purchase therefore raises questions as to whether the employee is misappropriating an investment opportunity that should first be offered to eligible clients, or whether a portfolio manager is receiving a personal benefit for directing client business. Access persons can contact the adviser verbally, in writing, or by email notification. The adviser will then send confirmation of approval or denial to the access person.

The firm must obtain copies of all investment account statements for all access persons including family members or when the access person has direct or indirect influence of an account for their benefit. Firm policy requires that access persons instruct their brokerage firm to provide the CCO with a duplicate copy of all monthly statements. Statements may be sent via secure email to Dean Pelos at dpelos@504fa.com or post office mail to Dean Pelos, 504 Fund Advisors, LLC, 1741 Tiburon Drive, Wilmington, NC 28403 no later than the end of the month following each calendar quarter. No later than the end of the month following each calendar quarter, all access persons must provide the CCO with a certification that all transactions that occurred in the prior months have been provided to the CCO. Quarterly and annual personal securities certification samples are provided in the appendix of this manual. Additionally, initially upon hire and thereafter annually in January, each access person must provide statements of all current holdings.

Transactions and Securities Exempted from Reporting Requirements:

•	Transactions that are part of an automatic investment plan, such as an automatic dividend reinvestment plan or automatic payroll deduction plan; and,

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Transactions effected in any account over which the 504 FA Access Person has no direct or indirect influence or control (e.g., a blind trust or an account or trust managed by a third party with investment discretion).

•	Securities issued by the government of the United States;

•	Money market instruments, including banker’s acceptances, bank certificates of deposit, commercial paper, repurchase agreements, and other high-quality short-term debt instruments;

•	Shares of open-end investment companies (mutual funds); and, units of Unit Investment Trusts and Variable Insurance Products.

Procedure

504 Fund Advisors LLC has adopted procedures to implement the firm's policy on personal securities transactions and our Code of Ethics and conducts reviews to monitor and ensure the firm's policy is observed, implemented properly and amended, as appropriate, which include the following:

▪	Formal adoption of the firm's Code of Ethics by management. Revisions will be made by compliance.
▪	The Chief Compliance Officer annually distributes the current Code of Ethics to all supervised persons and to all new supervised persons upon hire.
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Each supervised person must acknowledge receipt of the firm's Code of Ethics initially upon hire and annually and return a signed acknowledgement/certification form to the Chief Compliance Officer. A sample acknowledgement form is provided in the appendix of this manual.

▪	The Chief Compliance Officer, with other designated officer(s), annually reviews the firm's Code of Ethics and updates the Code of Ethics as may be appropriate.
▪	The Chief Compliance Officer periodically reviews access persons' personal transactions/holdings reports.
▪
The Chief Compliance Officer, or his/her designee, retains relevant Code of Ethics records as required, including but not limited to, Codes of Ethics, as amended from time to time, acknowledgement/certification forms, initial and annual holdings reports, quarterly reports of personal securities transactions, violations and sanctions, among others.

▪	The firm provides initial and periodic education about the Code of Ethics, and each person's responsibilities and reporting requirements, under the Code of Ethics.
▪	The Chief Compliance Officer is responsible for receiving and responding to any client requests for the firm's Code of Ethics and maintaining required records.

E-Mail and Other Electronic Communications

Policy

504 Fund Advisors LLC's policy provides that all electronic communications must be sent using the firm’s systems and using the employee’s corporate email address. All e -mail, instant messaging, social networks and other electronic communications are treated as written communications and that such communications must always be of a professional nature. Our policy covers electronic communications for the firm, to or from our clients, any personal e-mail communications within the firm and social networking sites. Personal use of the firm’s e-mail and any other electronic systems is strongly discouraged.

E-Mail Archival Policy

It is the Company’s policy to capture and retain all e -mail communications at the time they are sent to or received by any computer or system within the company network, with the following two exceptions:

1.	Any e-mail detected as spam by the Company’s spam detection methods, or
2.	Any e-mail that includes a virus, Trojan horse, worm, or other malicious code.

All e-mail captured will be archived in a database for at least five (5) years, or such other amount of time as may be required to comply with applicable law and regulation.

The system used to archive Company e -mail will be adequately secured and only accessible to authorized users. No e-mail system user will be able to delete an e -mail message from the archival system. The e-mail archival system will be backed -up regularly by the CCO. Requests for access to data within the archive will be handled on a case-by-case basis by an authorized system administrator and any data accessed will be documented to the email archival system log.

Background

As a result of recent financial industry issues and several regulatory actions against major firms involving very significant fines, financial industry regulators, e.g., SEC and FINRA are focusing attention on advisers and broker-dealer policies and practices on the use of e -mail, other electronic communications and retention practices.

The Books and Records rule (Rule 204 -2(a)(7)) provides that specific written communications must be kept including those relating to a) investment recommendations or advice given or proposed; b) receipt or delivery of funds or securities; and c) placing and execution of orders for the purchase or sale of securities.

All electronic communications are viewed as written communications, and the SEC has publicly indicated its expectation that firms retain all electronic communications for the required record retention periods. If a method of communication lacks a retention method, then it must be prohibited from use by the firm. Further, SEC regulators also will request and expect all electronic communications of supervised persons to be monitored and maintained for the same required periods. E -mails consisting of spam or viruses are not required to be maintained.

In January 2012 the SEC issued a National Examination Risk Alert concerning investment advisers' use of social media noting that a firm's use of such technology(ies) must comply with various provisions of federal securities laws, including, but not limited to, anti -fraud, recordkeeping and compliance provisions.

Importantly, if the advisory firm is a manager to a hedge fund or private fund, the firm’s policy should expressly prohibit the use of social media sites for business purposes as any such communication related to such fund could violate the prohibition against advertising to the general public. Discussing such an investment vehicle in a blog or on a social networking site may risk ruining the security’s private placement.

Responsibility

Each employee has an initial responsibility to be familiar with and follow the firm’s e-mail policy with respect to their individual e-mail communications. The Chief Compliance Officer has the overall responsibility for making sure all employees are familiar with the firm’s e-mail policy, implementing and monitoring our e -mail policy, practices and recordkeeping.

Procedure

504 Fund Advisors LLC has adopted procedures to implement the firm's policy and conducts reviews to monitor and ensure that the firm's policy is observed, implemented properly and amended or updated, as appropriate, which include the following:

▪	Our firm's e-mail policy has been communicated to all persons within the firm and any changes in our policy will be promptly communicated.
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E-mails and any other electronic communications relating to the firm's advisory services and client relationships will be maintained and monitored by Chief Compliance Officer on an on -going or periodic basis through appropriate software programming or sampling of e -mail, as the firm deems most appropriate based on the size and nature of our firm and our business.

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Electronic communications records will be maintained and arranged for easy access and retrieval so as to provide true and complete copies with appropriate backup and separate storage for the required periods.

▪
Chief Compliance Officer may conduct periodic Internet searches to monitor the activities of employees to determine if such persons are engaged in activities not previously disclosed to and/or approved by the firm.

Electronic communications will be maintained in electronic media, with printed copies if appropriate, for a period of at least five years on-site at our offices.

Employee Use of Social Media Prohibited

At no time may employees use social media, including chat rooms, in connection with firm activities, or to discuss investments. Any use of the firm’s name, logo or email address in a social media or similar site is prohibited. Any such activity would be defined as advertising.

It is 504 Fund Advisors LLC's policy to monitor employee use of social media, networking and similar communications. Employees should take note that their social media and networking use will be monitored. There should be no expectation of privacy in the use of the Firm's Internet, emails, any use of blogs, instant messages, company-owned cellular phones and text messages on company -owned equipment under this policy.

Media Contact – Confidentiality of Firm/Client Activities

Unless specific to job scope requirements, employees are not authorized to and therefore may not speak on behalf of 504 Fund Advisors LLC through social media or otherwise. Employees may not publicly discuss clients, investment strategies or recommendations, investment performance, other products or services offered by our Firm (or affiliates, if applicable), employees or any work -related matters, whether confidential or not, outside company-authorized communications. Employees are required to protect the privacy of 504 Fund Advisors LLC, its clients and employees, and are prohibited from disclosing personal employee and non-employee information and any other proprietary and nonpublic information to which employees have access. Such information includes but is not limited to customer information, trade secrets, financial information and strategic business plans.

Employees are reminded that information posted on social media can be considered adviser advertising and is subject to the Advertising Policies and Procedures set forth by 504 FA. Any firm sponsored advertising, regardless of the medium, must be approved by the CCO in advance of use.

Personal Blogs and Social Networking Sites. Bloggers and commenters are personally responsible for their commentary on blogs and social media sites. Bloggers and commenters can be held personally liable for commentary that is considered defamatory, obscene, proprietary or libelous by any offended party, not just 504 Fund Advisors LLC. At no time should employees talk about investments on personal blogs, social media sites or in any chat room. Doing so may give the message undue importance because of the employee’s profession.

It is 504 Fund Advisors LLC's policy that no employee may use employer -owned equipment, including computers, company-licensed software or other electronic equipment, nor facilities or company time, to conduct personal blogging. Employees cannot use blogs or social media sites to harass, threaten, discriminate or disparage against employees or anyone associated with or doing business with 504 Fund Advisors LLC

Unless a specific exception is approved by the Chief Compliance Officer, employees cannot post on personal blogs or other sites the name, trademark or logo of 504 Fund Advisors LLC or any business with a connection to 504 Fund Advisors LLC Employees cannot post company -privileged information, including copyrighted or trademarked information or company -issued documents. Employees cannot post on personal blogs or social networking sites photographs of other employees, clients, vendors or suppliers, nor can employees post photographs of persons engaged in company business or at company events.

Employees cannot post on personal blogs and social media sites any advertisements or photographs of company products, nor sell company products and services. Employees cannot link from a personal blog or social networking site to 504 Fund Advisors LLC's internal or external website.

No 504 Fund Advisors LLC business may be conducted via text messaging.

Internet Monitoring. Employees are cautioned that they should have no expectation of privacy while using company equipment or facilities for any purpose, including authorized blogging. Employees are cautioned that they should have no expectation of privacy while using the Internet. Your postings can be reviewed by anyone, including 504 Fund Advisors LLC 504 Fund Advisors LLC reserves the right to monitor comments or discussions about the company, its employees, clients and the industry, including products and competitors, posted on the Internet by anyone, including employees and non -employees.

504 Fund Advisors LLC's Social Media policy, however, will not be construed or applied to limit employees' rights under the under the National Labor Relations Act ("NLRA") or applicable law.

As a registered investment adviser, use of social media by our Firm and/or related persons of the Firm must comply with applicable provisions of the federal securities laws, including, but not limited to the following laws and regulations under the Advisers Act, as well as additional rules and regulations identified below:

Anti-Fraud Provisions: Sections 206(1), 206(2), and 206(4), and Rule 206(4) -1 thereunder;

Advertising: Rule 206(4)-1

Compliance/Supervision: Rule 206(4)-7

Privacy: Regulation S-P

Recordkeeping: Rule 204(2)

For example, business or client related comments or posts made through social media may breach applicable privacy laws or be considered "Advertising" under applicable regulations triggering content restrictions and special disclosure and recordkeeping requirements. Employees should be aware that the use of social media for personal purposes may also have implications for our Firm, particularly where the employee is identified as an officer, employee or representative of the firm. Accordingly, 504 Fund Advisors LLC seeks to adopt reasonable policies and procedures to safeguard the Firm and our clients.

Responsibility

The Chief Compliance Officer has the responsibility for the implementation and monitoring of our firm's Social Media policy, practices, and recordkeeping.

Procedure

504 Fund Advisors LLC has adopted procedures to implement 504 Fund Advisors LLC's policy, and conducts internal reviews to monitor and ensure that the policy is observed, implemented properly, and amended or updated, as appropriate. These include the following:

1.	504 Fund Advisors LLC's social media policy has been communicated to all persons within the Firm and any changes in our policy will be promptly communicated.

2.	All employees will be required to provide annual certification that they understand and are complying with our Social Media Policy.

3.	Emails and any other electronic communications relating to 504 Fund Advisors LLC's advisory services and client relationships will be maintained on an on -going basis.

4.
Electronic communications records will be maintained and arranged for easy access and retrieval so as to provide true and complete copies with appropriate backup and separate storage for the required periods.

5.
The Chief Compliance Officer will periodically monitor a random sampling of employee electronic communications; survey social media use by employees and maintain documentary evidence of such surveillance in an applicable location.

6.	504 Fund Advisors LLC reserves the right to use content management tools to monitor, review or block content on company blogs that violate company blogging rules and guidelines.

7.
504 Fund Advisors LLC requires employees to report any violation, or possible or perceived violation, to their supervisor, manager or the Compliance department. Violations include discussions of 504 Fund Advisors LLC, its clients and/or employees, any discussion of proprietary information (including trade secrets, or copyrighted or trademarked material) and any unlawful activity related to blogging or social networking.

8.
504 Fund Advisors LLC investigates and responds to all reports of violations of the social media policy and other related policies. Violation of the company’s social media policy will result in disciplinary action up to and including immediate termination. Any disciplinary action or termination will be determined based on the nature and factors of any blog or social networking post, or any unauthorized communication. 504 Fund Advisors LLC reserves the right to take legal action where necessary against employees who engage in prohibited or unlawful conduct. If you have any questions about this policy or a specific posting on the web, please contact the Compliance Department.

Insider Trading

Policy

504 Fund Advisors LLC's policy prohibits any employee from acting upon, misusing or disclosing any material non-public information, known as inside information. Any instances or questions regarding possible inside information must be immediately brought to the attention of the Chief Compliance Officer. Any violations of the firm’s policy will result in disciplinary action and/or termination.

Any employee who comes into possession of information that is potentially material, non-public information other than in the course of their duties for the firm must notify the CCO immediately. The CCO will be able to assist the employee in the appropriate steps to take.

Background

Various federal and state securities laws and the Advisers Act (Section 204A) require every investment adviser to establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of such adviser’s business, to prevent the misuse of material, nonpublic information in violation of the Advisers Act or other securities laws by the investment adviser or any person associated with the investment adviser.

Insider trading is the industry term for the misuse of material, non-public information. Material information generally is defined as information for which there is substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company's securities. Insider trading includes the purchase or sale of any security (for a personal or client account) while in possession of material information that is not available to the general public. Communication of material non-public information about a security to a third party is also prohibited if that person uses that information.

While employees of the firm will come into information about the investment activities of the firm’s clients in the course of their duties, it is also possible that they may come into contact with other potentially material, non-public information. A typical example is information relayed to an employee during normal social activities by a person who has such information, such as an employee of another investment firm, a law firm, public company or other source.

Information is non-public until it has been effectively communicated to the market place. The general public should be given time to digest the news, especially when the news is complex.

Responsibility

All employees are required to notify the CCO of any potential misuse of material non-public information.

Procedure

The CCO will monitor all access persons regarding insider trading. If a situation is warranted they will determine if an investigation should be conducted. Once completed, a confidential report will be made to the Fund Trustees. If necessary, an appropriate notification of the SEC will be made.

Gifts and Political Contributions

504 FA has adopted “gifts and gratuities” policies and procedures in its Compliance Manual and has addressed Political Contributions in the manual. The gifts and entertainment section describes what constitutes accepting and extending gifts. Access Persons should refer to the gifts and entertainment policies in the Manual or contact Compliance with any questions regarding gifts.

Violations of the Code of Ethics

The 504 FA CCO (or his designee) will oversee compliance with this Code of Ethics. All Supervised Persons of the investment adviser are required to report violations of this Code of Ethics to the Compliance Department.

Access Persons who violate the COE will be subject to penalties that may include written disciplinary memos, fines, reversal of trades, suspension or termination. Some activities may also require that the firm notify regulators, which may then result in legal action being taken by the regulators.

Prevention of Violations: To prevent violations of 504 FA Code of Ethics, the chief compliance officer or designee will:

•	Answer questions regarding this Code and the Insider Trading Policy;
•	Review accounts, statements, and trading activity reports filed by each 504 FA Access Person, as applicable and coordinate the review of such media as may be appropriate;
•	Review trade authorization requests and either grant or deny such requests promptly;
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Upon learning of a violation of this Code of Ethics, the chief compliance officer will take the necessary steps to resolve the violation, which may include referral to the CEO or other member(s) of senior management for further action.

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Upon a determination that a violation has occurred, determine appropriate sanctions, which may include, among other things, fine, suspension or dismissal, and take any necessary action to prevent further violations. Failure to adhere to the provisions of this Code of Ethics or to other 504 FA policies and procedures incorporated herein by reference may constitute violations of this Code of Ethics.

Recordkeeping: The CCO or designee will maintain for two years in an easily accessible place, and at least five years, the following materials:

•	A copy of this Code of Ethics and amendments thereto;
•	A record of violations of this Code of Ethics; and
•	A copy of the documentation required to be filed under this Code of Ethics.